Filed Pursuant to Rule 433

Registration Statement No. 333-231090

Dated August 11, 2020

CNA Financial Corporation

$500,000,000

2.050% Notes Due 2030

Final Term Sheet

Issuer:	CNA Financial Corporation
Offering Format:	SEC Registered
Securities:	2.050% Notes due 2030
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	August 11, 2020
Settlement Date*:	August 14, 2020 (T + 3)
Maturity Date:	August 15, 2030
Expected Ratings (Moody’s / S&P )**:	Baa2 / A-
Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on February 15, 2021
Principal Amount:	$500,000,000
Treasury Benchmark:	UST 0.625% due May 15, 2030
Treasury Benchmark Yield:	0.628%
Spread to Treasury Benchmark:	T + 145 basis points
Yield to Maturity:	2.078%
Coupon:	2.050%
Price to Public:	99.748% of principal amount
Net Proceeds, before expenses:	$495,490,000
Optional Redemption:	At any time prior to May 15, 2030 at a discount rate of US Treasury + 25 basis points or on or after May 15, 2030 at par
CUSIP / ISIN:	126117AW0 / US126117AW05
Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. Citigroup Global Markets Inc. Barclays Capital Inc.
U.S. Bancorp Investments, Inc. Credit Suisse Securities USA (LLC) Goldman Sachs & Co. LLC
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*It is expected that delivery of the Notes will be made against payment therefor on or about August 14, 2020, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it toll free by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751 or BofA Securities, Inc. toll-free at (800) 294-1322 or Citigroup Global Markets Inc. toll-free at (800) 831-9146.

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